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joshua.wechsler@friedfrank.com

January 30, 2020

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs BDC, Inc.

Draft Pre-Effective Amendment No. 1 to

Registration Statement on Form N-2 File No: 333-230801

Dear Mr. Williamson:

On behalf of Goldman Sachs BDC, Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) communicated to Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, via telephone calls on January 23, 2020 and January 24, 2020, with respect to the above-referenced draft Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 submitted via EDGAR correspondence on January 10, 2020 (the “Registration Statement”). To facilitate your review, we have reproduced the Staff’s comments below with each response to the comment set out immediately below the comment.

For your convenience, the Company has attached changed pages to the Registration Statement to show the revisions being made in response to the Staff’s comments, as they would be reflected in a future Pre-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Legal Comments

1.

In an appropriate location, on the cover page of the Prospectus or in the Prospectus Summary, please disclose pro forma asset coverage ratios for the Notes and the Company, assuming the issuance of the Notes.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Prospectus and in the Prospectus Summary on page 12 in accordance with the Staff’s comment.

2.	On the cover page of the Prospectus, please add “including stockholder approval” after closing conditions when describing the Merger Agreement and proposed timing.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Prospectus in accordance with the Staff’s comment.

3.	On the cover page of the Prospectus, please include a brief statement about the absence of a trading market for the Notes.

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Prospectus in accordance with the Staff’s comment.

4.

In the Prospectus Summary on page 4, we note the disclosure that as of September 30, 2019, Group, Inc. owns approximately 16% of the Company’s common stock. With a view to disclosure, please let us know if the Merger will result in one or more entities owning a material percentage of the Company’s outstanding shares, including, if applicable, any material increase in Group, Inc. ownership.

The Company acknowledges the Staff’s comment and confirms that, to the best of the Company’s knowledge, the Merger will not result in one or more entities owning a material percentage of the Company’s outstanding shares and will result in a decrease in Group, Inc.’s ownership following the Merger.

5.

If the Notes will have a fixed interest rate, please add risk disclosure addressing potential duration risk investors may be exposed to if market interest rates increase while the Notes are outstanding.

The Company acknowledges the Staff’s comment and has revised the disclosure to insert a risk factor appearing on page 24 in accordance with the Staff’s comment.

6.

Please consider whether all of the Merger-related risk factor disclosure is material to Note investors. Please note we have similar concerns with respect to other detailed disclosures regarding MMLC given the uncertainty as to its closing and the timing thereof.

The Company acknowledges the Staff’s comment and has reviewed and revised, where appropriate, the Merger-related risk factors on pages 46 to 48 in accordance with the Staff’s comment. These revisions include the deletion of certain risk factors as well as the re-ordering of certain risk factors.

With respect to other disclosures regarding MMLC included in the Prospectus, the Company supplementally advises the Staff that it considered the following factors in preparing the disclosure:

(1)

The Company included three years of historical financial statements of MMLC in the Prospectus because of the significance of the acquisition of MMLC to the Company and given the fact that the Merger Agreement has been executed. The Article 11 pro forma financial statements of the Company giving effect to the Merger have also been included in the Prospectus.

(2)

The Company has endeavored to minimize repetitive disclosure regarding the Company and MMLC in instances where there is substantial overlap in disclosure that would be applicable to both the Company and MMLC. Instead, the Company has included language in the introductory paragraphs of relevant sections (see, e.g., “Risk Factors” and “Business”) to the effect that the disclosure presented for the Company is substantially similar to the disclosure that would be presented for MMLC.

(3)

In instances where information regarding the Company and information regarding MMLC diverges in a meaningful way, the Company has included parallel disclosure for MMLC (see, e.g., inclusion of “Senior Securities of Goldman Sachs Middle Market Lending Corp.” section).

The Company’s approach to disclosure as a whole is intended to balance both the significance of MMLC to an investment in the Notes assuming that the Merger occurs as anticipated with cautionary language as to the uncertainty as to the closing of the Merger and the timing thereof.

7.

In Senior Securities of Goldman Sachs BDC, Inc., with a view to improved disclosure, please explain to us how you are calculating asset coverage per unit for the Company’s Convertible Notes. In this respect, if the Notes are subordinate to the Existing GSBD Credit Facility, we would expect the asset coverage ratio to be different and reflect the higher level of risk. Please advise or revise as appropriate.

The Company acknowledges the Staff’s comment and has revised the Senior Securities table for the Company on page 147 in accordance with the Staff’s comment.

8.

On page 224, we note your disclosure that certain of the underwriters and their affiliates routinely hedge their credit exposure to the Company including through the purchase of credit default swaps or the creation of short positions consistent with customary risk management policies. Please clarify whether these entities also engage in these activities for speculative purposes in addition to hedging existing credit exposures.

The Company respectfully submits that, based on its understanding from conversations with underwriters, it is commonly understood that the disclosure noted on page 224 regarding the various business activities that the underwriters and their respective affiliates engage in for their own account and for the accounts of their customers may include the trading of securities for, among other reasons, speculative purposes.

Accounting Comments

9.	Please supplementally describe if the Merger will be considered an “exit event” for purposes of calculating the incentive fee for MMLC.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Merger will be considered an exit event for purposes of calculating the incentive fee for MMLC based on income but will not be considered an exit event for purposes of calculating the incentive fee for MMLC based on capital gains.

10.	Please supplementally describe if the annual incentive fee based on capital gains will be based upon U.S. GAAP and include the effect of purchase accounting for the premium.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the annual incentive fee based on capital gains will follow U.S. GAAP and include the effect of purchase accounting for the premium.

11.	Please supplementally describe if there will be any repositioning of investments in connection with the Merger.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has no intention of repositioning its investments in connection with the Merger since the strategies of the Company and MMLC are aligned.

12.	On page 61, it appears that the capitalization adjustments in the table do not match the N-14 8C that has been filed. Please update to conform.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 61 in accordance with the Staff’s comment.

13.	On page 66, within the description of the unaudited pro forma condensed consolidated financial statements, please disclose the accounting survivor in the Merger.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 in accordance with the Staff’s comment.

14.

Page 72 indicates that GSBD expects to incur approximately $3 million in transaction costs, whereas the acquiree, MMLC, expects to incur $5 million in transaction costs. Please supplementally describe what makes up such expenses, and why the acquiree’s costs are much higher than the acquiror’s.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the difference in GSBD’s anticipated transaction costs and those anticipated to be incurred by MMLC is attributable to the difference in fees negotiated between the Special Committees of each of GSBD and MMLC and their respective financial advisors in connection with the Merger. GSBD’s anticipated transaction costs consist of fees payable to GSBD’s financial advisor, and GSBD’s audit and legal fees incurred in connection with the Merger. MMLC’s anticipated transaction costs consist of fees payable to its financial advisor and MMLC’s audit and legal fees in connection with the Merger. In addition, GSBD and MMLC will equally bear printing and mailing costs and filing fees in connection with the Merger.

15.	On page 74, tickmark (c) highlights estimated transaction costs. Please describe how this footnote reconciles to the related balance sheet tickmark.

The Company acknowledges the Staff’s comment and supplementally advises the Staff the following:

●

Tickmark (c) reflects a liability balance equal to estimated transaction costs of $8.0 million associated with the Merger, which have not been incurred by the Company or MMLC through September 30, 2019.

●	Tickmark (b) reflects the estimated deferred financing costs associated with the anticipated increase in capacity and outstanding amount of the Company’s existing credit facility.

16.	On page 147, include a reference or indicate the pending Merger in the introduction to the Senior Securities table.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 147 in accordance with the Staff’s comment.

Should you have any questions or comments with response to this filing, please call Joshua Wechsler at (212) 859-8689 or Lee T. Barnum at (212) 859-8883.

Sincerely, /s/ Joshua Wechsler
Joshua Wechsler

cc:	Jonathan Lamm (Goldman Sachs BDC, Inc.)

Caroline Kraus (Goldman Sachs Asset Management, L.P.)

Thomas J. Friedmann (Dechert LLP)